

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
R. Stanton Dodge, Esq.
General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112

> **Re: Clearwire Corporation**
> **Tender Offer Statement on Schedule TO-T**
> **Filed on May 30, 2013 by DISH Network Corporation**
> **File No. 005-84306**

Dear Mr. Dodge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file any present or proposed material agreements, arrangements or understandings between DISH or its affiliates and Clearwire or its affiliates. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. This would appear to include, among other things, all material exhibits to the Transaction Agreements, as well as the indenture relating to the notes.

2.   Please more clearly describe the risks to Clearwire security holders posed by any potential legal challenges to the transaction.

How does the Offer relate to the DISH's bid for Sprint?, page 7

3.   Please disclose your intentions with respect to this tender offer if your offer for Sprint is accepted and consummated, including whether a successful tender offer for Clearwire would result in a change in the amount of consideration being offered for Sprint. Similarly, please describe any impact of this offer on your proposal with LightSquared. In this regard, please disclose whether DISH has the financial capacity to consummate all of these transactions.

4.   Please further disclose the nature of your offer for Sprint. For instance, disclose the transaction value of that offer, whether it is binding on either party, and whether the offer is subject to any significant conditions.

What are the most significant conditions to the Offer?, page 8

5.   We note that entry into the agreements with respect to the exchangeable notes is a condition to the tender offer.   Please provide your analysis under Rule 14e-5 with respect to these proposed purchases of securities which are exchangeable for subject securities.

6.   You have announced a possible second tender offer for Clearwire shares. Please provide your analysis under Rule 14e-5 with respect to each tender offer.

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?, page 11

7.   Please tell us how you concluded that the shares will continue to be listed following completion of the offer unless substantially all the shares are tendered.

Background of the Offer; Past Contacts or Negotiations with Clearwire, page 29

8.   You appear to have received material non-public information in connection with your negotiations with Clearwire. Please tell us how you determined that this information did not impact the purchases you are proposing to make in the tender offer.

9.   We note from the last paragraph on page 31 that Mr. Stanton was prepared to work with DISH to identify elements of your proposal that may not be actionable. Please disclose those elements.

10.   We note that on January 11, 2013, DISH delivered a letter to the Special Committee addressing the issues discussed between the legal advisers. Please disclose the material issues and how the letter addressed them.

11.   We note that, on January 15, February 1, and February 6, 2013, an email, a meeting, and a phone call, respectively, addressed certain issues and concerns. Please disclose the material issues and concerns.

12.   We note that DISH's February 8, 2013 amended proposal was conditioned on obtaining certain waivers and approvals. Please disclose these waivers and approvals with more specificity.

13.   Please disclose in the first paragraph on page 33 how Clearwire modified certain governance rights that DISH had requested. Please also elaborate on the reference to comparable governance rights in the following paragraph.

14.   Please disclose in more detail the key objectives that were noted in Clearwire's March 8, 2013 letter.

15.   We note from the second paragraph on page 34 that there were conversations concerning the potential impediments to Clearwire's ability to transfer title to spectrum. Please briefly disclose the nature of these impediments.

Note Agreement, page 35

16.   Please disclose the terms under which the notes will become exchangeable.

Conditions to the Offer, page 45

17.   The tender offer can be subject only to conditions that are based on objective criteria and are not within the bidder's control. Please revise your disclosure to provide an objective standard for the condition that the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been "validly terminated" in accordance with their terms. Similar concerns are presented by the condition appearing in the first full bullet point on page 46.

18.   Please disclose how many shares of Class A common stock must be tendered in order to satisfy the Minimum Condition.

19.   Given that Sprint has publicly stated that it does not intend to tender its shares, and that the SIGs appear to be unable to tender their shares, please disclose, if true, that a significant security holder other than the SIGs must tender in order for the Minimum Condition to be met.

20.   Please advise, with a view towards revised disclosure, why the offer is conditioned on the resignation of four directors when DISH is only seeking three nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP